Mail Stop 3561

September 21, 2006

Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

      Re: **Steven Madden, Ltd**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 14 2006

Dear Mr. Dharia:

      We have reviewed your supplemental response letter dated September 6, 2006 as well as your filing and have the following comment. As noted in our original comment letter dated January 11, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-K for the Year Ended December 31, 2005

Note M – Operating Segment Information, page F-27

We have read your response to our comment included in our letter dated August 10, 2006. Please include your proposed segment disclosures in your future filings starting with your next Form 10-Q.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you have questions regarding comments on the financial statements and related matters, please contact me at (202) 551-3841.

Sincerely,

Michael Moran
Accounting Branch Chief